THRESHOLD ADVISOR FUNDS, INC.
                                 RULE 18f-3 PLAN

         WHEREAS, Threshold Advisor Funds, Inc., a Maryland corporation (the "Fund") is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, the Fund, on behalf of its designated series presently existing or hereinafter established (the "Portfolios") desires to adopt this 18f-3 Plan ("Plan") pursuant to Rule 18f-3 of the Investment Company Act of 1940, as amended ("1940 Act"); and

         WHEREAS, the Fund's Board of Directors, including the directors who are not interested persons of the Fund ("Independent Directors"), have determined that, in the exercise of their reasonable business judgment and in light of their fiduciary duties, the Plan, including the expense allocation, is in the best interests of each class of each Portfolio individually and the Fund as a whole;

         NOW, THEREFORE, the Fund hereby adopts this Plan in accordance with Rule 18f-3 under the 1940 Act on the following terms and conditions:

   A.    Differences Among Classes.  Each class of shares of a Portfolio:

(1) (i) Shall have a different arrangement for shareholder services or the distribution its shares or both, and shall pay all of the expenses of that arrangement;

         (ii) May pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the company's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes; and

         (iii) May pay a different advisory fee to the extent that any difference in amount paid is the result of the application of the same performance fee provisions in the advisory contract of the company to the different investment performance of each class;

(2)      Shall  have  exclusive   voting  rights  on  any  matter  submitted  to
         shareholders that relates solely to its arrangement;

(3)      Shall  have  separate   voting  rights  on  any  matter   submitted  to
         shareholders in which the interests of one class differ from the interests of any other class; and

(4) Shall have in all other respects the same rights and obligations as each other class.

         B. Description of Classes. Threshold Small Cap Value Fund and Threshold Mid Cap Fund each may offer the following classes of shares on the terms set forth below:

(1) Class A. Class A shares are sold at the public offering price, which is the net asset value per share plus an initial sales charge as described in the Portfolio's Class A prospectus. Selected persons may be able to purchase Class A shares at a reduced commission or at net asset value. Class A shareholders who initially purchase shares worth $1 million or more and do not pay a sales charge, then redeem those shares within one year of purchase will be required to pay a 1.00% redemption fee. Class A shareholders pay a 12b-1 distribution fee of 0.25% per year. The minimum purchase for Class A shares is $5,000, subject to certain exceptions.

(2) Class C. Purchasers of Class C shares pay no initial sales charge or other commission at the time the shares are acquired. Class C shareholders are required to pay a redemption fee of 1.00% if they sell their Class C shares within one year of purchase. Class C shareholders pay a 12b-1 distribution fee of 1.00% per year. The minimum purchase for Class C shares is $5,000, subject to certain exceptions. The portfolios currently do not intend to offer Class C shares to the public.

(3) Class I. Purchasers of Class I shares pay no commission at the time of purchase, no front-end or contingent deferred sales charges and no 12b-1 distribution fees. The minimum purchase for Class I shares is $250,000.

         C. Waiver of Expenses. Expenses of a class may be waived or reimbursed by Kennedy Capital Management, Inc., the Fund's adviser.

         D. Allocation of Class Expenses. Income, realized gains and losses, unrealized appreciation and depreciation, and Fund-wide expenses not allocated to a particular class shall be allocated to each class based on the net assets of that class in relation to the net assets of the company ("relative net assets").

         E. Board Approval. This Plan shall take effect with respect to each Portfolio on the date that it is approved, together with any related agreements, by vote of a majority of both (a) the Board of Directors and (b) the Independent Directors, cast in person at a meeting or meetings called for the purpose of voting on this Plan. Prior to approving the Plan or any material amendment thereto, a majority of the Directors and Independent Directors shall find that the Plan as proposed to be adopted or amended, including the expense allocation, is in the best interests of each class of the Portfolios individually and the Fund as a whole. Before any vote on the Plan, the directors shall request and evaluate, and any agreement relating to a class arrangement shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan.

         F. Renewal of Plan. This Plan shall continue in full force and effect for successive periods of one year from its approval for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph D.

         G. Termination. This Plan may be terminated with respect to a particular Portfolio at any time by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of such Portfolio, voting separately from any other Portfolio of the Fund.


Date:  December 7, 2000